Exhibit 99.3
SINGER CHILDREN’S MANAGEMENT TRUST
c/o 212 Vaccaro Drive
Cresskill, NJ 07626
September 3, 2008
By FedEx and Facsimile (732-509-9101)
Mr. William Freeman, Chairman of the Board
Arbinet-thexchange, Inc.
120 Albany Street
Tower II, Suite 450
New Brunswick, NJ 08901
Singer Children’s Management Trust
Mr. Freeman:
     Reference is made to the Stock Ownership Agreement, dated as of May 30, 2008 (the “Stock Ownership Agreement”), among Arbinet-thexchange, Inc. (the “Company”), the Singer Children’s Management Trust (the “Trust”), Gary Singer (“GS”) and Karen Singer (“KS, and together with the Trust and GS, the “Singer Entities”). (Terms defined in the Stock Ownership Agreement shall, unless otherwise herein defined, have the meaning given to such terms in the Stock Ownership Agreement.) As you are aware, the Trust currently owns 4,030,273 shares of Common Stock, $.001 par value (“Common Stock”), of Arbinet-thexchange, Inc. (the “Company”). To the Trust’s knowledge, its current holdings of Common Stock represent 16.80% of the Company’s outstanding voting stock.
     The Trust may from time to time acquire additional shares of Common Stock. As a result of such an acquisition of shares (a “Triggering Share Acquisition”), the Trust could own 18% or more of the Company’s outstanding voting stock. The Trust requests that the Board of Directors of the Company approve the elimination of the stock ownership restrictions contained in the Stock Ownership Agreement. This request is being made so that, notwithstanding that fact that the Singer Entities may, together with their Affiliates and Associates, acquire ownership of 18% or more of the Company’s outstanding voting stock, the Singer Entities and such Affiliates and Associates will be able, for purposes of Section 203(a)(1) of the Delaware General Corporation Law, to engage in any business combination with the Company at any time during the three-year period after the date on which the Singer Entities and such Affiliates and Associates acquire such ownership.
     Accordingly, please bring the matter of the requested approval before the Board of Directors of the Company as soon as practicable and, promptly upon the Board of Directors having acted in the manner requested in this letter, confirm to the undersigned in writing the result of such action.
     In connection with the foregoing matter, the Trust confirms that any approval by the Board of Directors of the Company of the request made in this letter shall not affect the Trust’s obligations under the Settlement and Standstill Agreement, dated as of July 13, 2007 among the Company and the other parties named therein, by which obligations the Trust shall remain bound.

Very truly yours, SINGER CHILDREN’S MANAGEMENT TRUST
By:	/s/ Karen Singer
Karen Singer
Trustee